June 5, 2023

FILED VIA EDGAR

Mr. Michael Killoy

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PharmaCyte Biotech, Inc.
Schedule TO-I
Filed May 11, 2023
File No. 005-91495

Dear Mr. Killoy:

On behalf of our client, PharmaCyte Biotech, Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to the telephonic comment (the “Telephonic Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), delivered on May 31, 2023 to Mr. Kenneth Koch, the Company’s counsel, regarding the Company’s Schedule TO-I (File No. 005-91495) (the “Schedule TO”), as filed with the SEC on May 11, 2023.

The Company respectfully submits the following response with respect to the Telephonic Comment. Because the Telephonic Comment was a reissuance of the Staff’s prior comment contained in its comment letter dated May 19, 2023, this reissued comment is set forth in italic type immediately before the corresponding response submitted by the Company.

Schedule TO, filed May 11, 2023

Cover Page

1.	We note that the Offer is for up to 7,750,000 Shares, which, if fully tendered, would comprise 46% of the currently outstanding Shares. We also note that the Company may increase the number of Shares by no more than 2% of the outstanding Shares without extending the offer, and therefore the Offer would comprise 48% of the currently outstanding Shares. We also note the disclosure that the Board has authorized the Company to repurchase up to $20 million shares through May 30, 2024, and has approximately $6.5 million remaining on such repurchase plan. Please provide an analysis as to why the offer should not be deemed the first step in a going private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D. For guidance, see Rule 13e-3(a)(3)(ii) and Q&A #4 of Exchange Act Release No. 34-17719.

Response:

Whether a transaction is part of a series of transactions constituting an integrated Rule 13e-3 transaction is based on the “particular facts and circumstances of each situation.” See Question and Answer No. 4 of SEC Release No. 34-17719 (“SEC Q&A No. 4”). The Offer was not the first step in a going private transaction for the reasons set forth below.

We affirm that the Company did not commence the Offer for the purpose of taking the Company private, nor did it entertain any plans, proposals or negotiations relating to any other transactions that could produce the effects described in Rule 13e-3(a)(3)(ii) (the “Effects”). As previously noted, the purpose of the tender offer was to provide investors with an opportunity for liquidity in light of the uncertain status of the Company’s main research programs and the direction the Company might take in the future. Further, the Company has a favorable cash position and believed the Offer would be a prudent use of its resources.

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Further evidence that the Offer was not intended to result in a going private transaction is that immediately prior to commencing the Offer, the Company completed a $35 million financing in which it issued (i) warrants to purchase common stock and (ii) preferred stock that is convertible into common stock and is expected to result in the issuance of additional shares of common stock through amortization and dividend payments, thus adding to the public float. In connection with this financing, the Company made a number of commitments to investors regarding its continued Exchange Act registration and listing on the Nasdaq Capital Market (“Nasdaq”), as set forth in the documents listed below, each of which was filed with the Company’s Current Report on Form 8-K filed on May 11, 2023:

•	Registration Rights Agreement: A “Maintenance Failure” would occur if the Company’s common stock were suspended or delisted from Nasdaq or if the prospectus became unavailable for any reason, forcing the Company to pay cash to investors. Further, the Company covenanted to use its best efforts to comply with all applicable rules and regulations of the SEC and undertook to continue making timely reports under the Exchange Act.

•	Purchase Agreement: A Nasdaq delisting or loss of Exchange Act registration would qualify as a “Material Adverse Effect” pursuant to this agreement. Further, the Company covenanted not to “take any action which could be reasonably expected to result in the delisting or suspension of the Common Stock on [Nasdaq].”

•	Warrants: The Company covenanted not to “terminate its status as an issuer required to file reports under the 1934 Act” or “take any action which could be reasonably expected to result in the delisting or suspension of the Common Stock on [Nasdaq].”

•	Certificate of Designations: If delisting or suspension by Nasdaq is even threatened, an “Equity Conditions Failure” occurs, limiting the Company’s options for making installment payments and in some cases forcing the Company to pay installments at a premium. Further, the occurrence of a “Material Adverse Effect” pursuant to the Purchase agreement constitutes a “Triggering Event” under the Certificate of Designations if it persists for seven trading days, and such Triggering Event would trigger investor redemption rights.

The Company would not have committed to issuing additional shares of common stock nor made these covenants to investors if it had any concerns regarding the impact of the planned Offer (which was commenced one day following the closing of the financing) on the Company’s Nasdaq listing or Exchange Act registration. Furthermore, the Company’s Board of Directors has not recommended, nor is the Company or any agent of the Company soliciting tenders for the Offer. We note that as of June 2, 2023, only 777,873 shares of common stock, representing 4.63% percent of the outstanding common stock as of such date (without giving effect to shares underlying the recently issued preferred stock and warrants), had been tendered.

SEC Q&A No. 4 states, “In the absence of a purpose of producing or facilitating the production of any of the specified effects, the determination of whether a transaction or series of transactions is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects.” We do not believe there are any past, current or planned transactions that would be likely to produce the Effects. We will take each Effect in turn.

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First Effect

The first Effect contemplated by Rule 13e-3(a)(3)(ii) is causing any class of equity securities of the Company to become eligible for termination of registration under Rule 12g–4 or Rule 12h–6, causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h–6, or suspension under Rule 12h–3 or Section 15(d).

Pursuant to Rule 12g-4, a class of securities is eligible for termination if the class of securities is held of record by fewer than 500 persons. As noted in the Company’s most recent Annual Report on Form 10-K, there were approximately 1,400 holders of record. Accordingly, even if the Offer is fully subscribed, given the proration and conditional tender provisions applicable to the Offer, we would not expect a significant reduction in the number of stockholders. We have no reason to believe that the number of holders will fall below 500 as a result of the Offer or any other transactions.

Rule 12h-6 is inapplicable since the Company is not a foreign private issuer.

Rule 12h–3 is also inapplicable here. Rule 12h-3(c) states that the section is not available for any class of securities if a registration statement relating to such class was declared effective in the same fiscal year, or, for companies subject to Rule 12h-3(b)(1)(ii), like the Company, the two subsequent fiscal years. Because the Company’s Registration Statement on Form S-3 (File No. 333-260849) was declared effective by the SEC on November 17, 2021, which is during the Company’s fiscal year ended April 30, 2022, Rule 12h–3 will not be available to the Company until April 30, 2024.

Section 15(d) provides that the duty to file reports under Section 15(d) will be automatically suspended (i) if and so long as any class of securities of the issuer is registered under Section 12 of the Exchange Act; or (ii) on the first day of any fiscal year, other than the fiscal year in which a Securities Act registration statement became effective, in which the company has fewer than 300 holders of record. The Company has already registered its common stock, which is the subject security of the Offer, under Section 12 of the Exchange Act, and so the Offer would not have any likelihood of impacting this registration. Moreover, as noted above, the Company has no reason to believe its total number of stockholders of record will fall below 500.

Second Effect

The second Effect contemplated by Rule 13e-3(a)(3)(ii) is causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. If the Company does not comply with the continued listing requirements of Nasdaq, it would be at risk of delisting and thus producing this second Effect. However, the Company is firmly in compliance with the continued listing standards, and we do not have any reason to believe that the Offer would jeopardize this listing. As noted above, the Company is committed to maintaining the required number of public holders.

Going Forward

The Company has authorized us to advise the Staff that it will, under no circumstances, proceed with purchases under its repurchase program if such purchases would jeopardize either the continued listing of the Company’s common stock on Nasdaq or the Company’s registration under the Exchange Act.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6768.

Sincerely,

/s/ Joshua N. Silverman
Joshua N. Silverman
Interim Chairman, Interim Chief Executive Officer and Interim President

cc: Kenneth R. Koch, KRKoch@mintz.com

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